Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations provides information that we believe to be relevant to an assessment and understanding of our results of operations and financial condition for the periods described. This discussion should be read in conjunction with our unaudited interim condensed consolidated financial statements and the notes to the financial statements, which are included in this Report of Foreign Private Issuer on Form 6-K. In addition, this information should also be read in conjunction with the information contained in our Annual Report on Form 20-F for the year ended December 31, 2022, filed with the Securities and Exchange Commission on April 25, 2023, or the Annual Report, including the consolidated annual financial statements as of and for the year ended December 31, 2022 and their accompanying notes included therein.

Forward-Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of CureVac N.V. The words “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of CureVac N.V. with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of CureVac N.V. to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, our ability to obtain funding for our operations necessary to complete further development and commercialization of our product candidates, the initiation, timing, progress, results, and cost of our research and development programs and our current and future preclinical studies and clinical trials, including statements regarding the timing of initiation and completion of studies or trials and related preparatory work, the period during which the results of the trials will become available and our research and development programs, the timing of and our ability to obtain and maintain regulatory approval for our product candidates, the ability and willingness of our third-party collaborators to continue research and development activities relating to our product candidates and cost associated with the cancellation of manufacture and supply agreements in the event of termination of our research and development programs, the exercise by the Bill & Melinda Gates Foundation of withdrawal rights, our and our collaborators’ ability to obtain, maintain, defend and enforce our intellectual property protection for our proprietary and collaborative product candidates, and the scope of such protection, the rate and degree of market acceptance of our products, our ability to commercialize our product candidates, if approved, our ability and the potential to successfully manufacture our drug substances and delivery vehicles for preclinical use, for clinical trials and on a larger scale for commercial use, if approved, general economic, political, demographic and business conditions in the United States and Europe, the impact of unstable market and economic conditions such as rising inflation and interest rates and the conflict involving Russia and Ukraine on our business, our ability to implement our growth strategy, our ability to compete and conduct our business in the future, our ability to enroll patients for our clinical trials, the availability of qualified personnel and the ability to retain such personnel, our reliance on key personnel, regulatory developments and changes in the United States, Europe and countries outside of Europe including tax matters, our ability to overcome the challenges posed by pandemics (such as COVID-19), to the conduct of our business and other various other factors, whether referenced or not referenced in this Report of Foreign Private Issuer on Form 6-K, that may affect our financial condition, liquidity and results of operations. Various other risks and uncertainties may affect CureVac and its results of operations, as described in reports filed by CureVac with the Securities and Exchange Commission from time to time, including its Annual Report. CureVac does not assume any obligation to update these forward-looking statements.

Unless otherwise indicated or the context otherwise requires, all references in this Report of Foreign Private Issuer on Form 6-K to “CureVac” or the “Company,” “we,” “our,” “ours,” “ourselves,” “us” or similar terms refer to CureVac N.V. together with its subsidiaries.

Overview

We are a global biopharmaceutical company developing a new class of transformative medicines based on messenger ribonucleic acid that has the potential to improve the lives of people. Our vision is to revolutionize medicine and open new avenues for developing therapies by enabling the body to make its own drugs. Messenger ribonucleic acid, or mRNA, plays a central role in cellular biology in the production of proteins in every living cell. We are pioneers in successfully harnessing mRNAs designed to prevent infections and to treat diseases by mimicking human biology to synthesize the desired proteins. Our technology platform is based on a targeted approach to optimize mRNA constructs that encode functional proteins that either induce a desired immune response or replace defective or missing proteins using the cell’s intrinsic translation machinery. Our current product portfolio includes clinical and preclinical candidates across multiple disease indications in prophylactic vaccines, oncology and molecular therapy.

In prophylactic vaccines, we are advancing our second-generation mRNA backbone against coronavirus (SARS-CoV-2) and a range of infectious diseases, including influenza, in collaboration with GlaxoSmithKline Biologicals SA (“GSK”).

COVID-19 Program (second-generation mRNA backbone)

The collaboration on COVID-19 vaccine candidates with GSK, initiated in April 2021, aims to research, develop and manufacture mRNA vaccines targeting relevant SARS-CoV-2 variants.

CV2CoV was introduced as the first representative of our joint COVID-19 vaccine program based on our second-generation backbone. The vaccine candidate is a non-chemically modified mRNA, encoding the prefusion stabilized full-length spike protein of the original SARS-CoV-2 virus, formulated within Lipid Nanoparticles, or LNPs. On June 30, 2021, we published preclinical data in Nature Communications demonstrating full protection by CV2CoV and our first-generation vaccine candidate CVnCoV, from lethal infection caused by SARS-CoV-2 ancestral strain BavPat1 or the Beta variant (B.1.351) in a transgenic mouse model. On August 4, 2022, we further published in the journal Vaccines data from a preclinical study in rats, showing that CV2CoV is able to induce high levels of antigen production in an in vitro setup as well as strong and dose-dependent immune responses in vivo. In a subsequent Nature publication issued on November 18, 2021, we further presented preclinical data investigating immune responses as well as the protective efficacy of CV2CoV in comparison to CVnCoV, against SARS-CoV-2 challenge in non-human primates. A direct comparison of CV2CoV with a licensed mRNA vaccine in non-human primates was able to show that neutralizing antibody levels measured following full vaccination of animals with either 12µg of CV2CoV or a 30µg standard dose of the licensed mRNA vaccine were highly comparable. On April 21, 2022, the preclinical data for CV2CoV and the second-generation mRNA backbone was extended by a study conducted in collaboration with the Friedrich-Loeffler-Institute, comparing immune responses and protective efficacy of monovalent and bivalent mRNA vaccines encoding Beta and/or Delta variants, primarily in a transgenic mouse model and a Wistar rat model. A Phase 1 clinical dose-escalation study with CV2CoV announced on March 30, 2022, to evaluate the safety, reactogenicity and immunogenicity of a single booster dose of CV2CoV at clinical sites in the United States has been completed.

Within the joint vaccine program with GSK, we also extended our technology platform to chemically modified mRNA constructs to allow for data-driven selection of the best candidate. We announced the start of a Phase 1 clinical trial with a chemically modified COVID-19 mRNA vaccine candidate based on our second-generation backbone, CV0501, on August 18, 2022. CV0501 specifically targets the Omicron BA.1 variant. The study was conducted at clinical sites in the United States, Australia, and the Philippines to evaluate the safety, reactogenicity and immunogenicity of a single booster dose of CV0501and has been completed.

Based on clinical interim data from both Phase 1 studies, we announced on January 6, 2023, that the second-generation mRNA backbone using modified mRNA was selected as the preferred technology for further clinical development in the COVID-19 program. In January and April 2023, we reported positive preliminary data with a focus on the CV0501 Phase 1 trial. The reported data are based on cohort sizes of up to 20 participants in the younger adults age group (age 18-64) and 10 participants in the older adults age group (age ≥65). Reported safety data cover the fully recruited dose groups of 3, 6, 12, 25, 50, 100 and 200µg in the younger adult age group and 12, 25, 50, 100 and 200µg in the older adult age group. CV0501 was shown to be generally well tolerated. Immunogenicity data in both age groups showed relevant titers of neutralizing antibodies beginning at the lowest tested dose. On day 29 at the 12µg dose level, CV0501 generated a ratio of post-boost to pre-boost serum neutralizing titers against the Omicron BA.1 variant of 8.1. in younger adults and 13.3 in older adults.

A Phase 2 clinical study was initiated on August 1, 2023, with two further updated, chemically modified mRNA COVID-19 vaccine candidates: the monovalent candidate, CV0601, encoding the spike protein of the omicron BA.4-5 variant and the bivalent candidate, CV0701, encoding the spike protein of the omicron BA.4-5 variant as well as the original SARS-CoV-2 strain. The Phase 2 study evaluates safety, reactogenicity and immune responses of single booster doses of both candidates. It is active-controlled, featuring a licensed bivalent COVID-19 comparator vaccine. The study is being conducted in Australia and completion of enrollment at 427 healthy adult participants was announced on November 1, 2023. Interim Phase 2 data are expected in early 2024 and will inform the design of a pivotal Phase 3 study expected to start in 2024. The Phase 3 study is expected to feature an updated vaccine candidate and comparator vaccine according to the latest COVID-19 standard-of-care.

Seasonal Flu Program (second-generation mRNA backbone)

Influenza was disclosed as the first indication from the initial collaboration we started with GSK in July 2020, which focuses on the development of new products for different targets in the field of infectious diseases excluding COVID-19.

The first vaccine candidate within the broader infectious disease program applying our second-generation backbone we tested in collaboration with GSK was the influenza candidate, CVSQIV, a multivalent vaccine candidate featuring multiple non-chemically modified mRNA constructs to induce immune responses against relevant targets of four different influenza strains. On February 10, 2022, we announced the start of a Phase 1 dose-escalation study in Panama evaluating the safety, reactogenicity and immunogenicity of CVSQIV in the dose range of 3µg to 28µg. Preliminary safety data reported on April 28, 2022, showed a benign reactogenicity profile across the tested dose groups. The study has been completed.

In line with the mRNA development strategy to also test chemically modified mRNA and similar to the setup of the COVID-19 vaccine program, CureVac and GSK announced the start of a Phase 1 dose-escalation study with a chemically modified influenza vaccine candidate, Flu-SV-mRNA, on August 18, 2022. The candidate is a monovalent candidate expressing an H1N1 hemagglutinin antigen (subtype of influenza A). The Phase 1 dose-escalation study is being conducted in Canada, Spain and Belgium to evaluate the safety, reactogenicity and immunogenicity of Flu-SV-mRNA.

Based on clinical interim data from both Phase 1 studies, we announced on January 6, 2023, that the second-generation mRNA backbone using modified mRNA was selected as the preferred technology for further clinical development in the seasonal flu vaccine program. At the same time, we reported positive preliminary data with a focus on the Flu-SV-mRNA Phase 1 trial. In the Phase 1 study of the monovalent Flu-SV-mRNA, five doses ranging from 2 to 54μg with up to 25 subjects per dose cohort were evaluated in younger adults (age 18-45). In this age group, preliminary safety and reactogenicity data showed that the monovalent Flu-SV-mRNA candidate was generally well tolerated with no safety concerns observed to date across all tested dose levels. A single dose of Flu-SV-mRNA (dose level undisclosed) was assessed for safety and reactogenicity in older adults (age 60-80) and was also observed to be safe and well tolerated with no grade 3 adverse events in the 32 subjects who were administered the mRNA construct. Immunogenicity of the monovalent Flu-SV-mRNA was assessed in parallel with a licensed seasonal flu vaccine comparator in both age groups. In younger adults, adjusted geometric mean hemagglutinin inhibition antibody titers elicited by Flu-SV-mRNA increased up to approximately 3.3 times those elicited by the licensed flu vaccine comparator in younger adults. In older adults, adjusted geometric mean hemagglutinin inhibition antibody titers elicited by Flu-SV-mRNA were approximately 2.3 times those elicited by the licensed flu vaccine comparator. In the same age group, the percentage of subjects achieving seroconversion was 89.7% for Flu-SV-mRNA and 56.2% for the licensed flu vaccine comparator.

A combined Phase 1/2 clinical study was initiated on May 8, 2023, with further updated, chemically modified mRNA seasonal influenza vaccine candidates. The Phase 1 part of the study compares a comprehensive series of multivalent, modified mRNA seasonal flu vaccine candidates with up to eight separate mRNA constructs per candidate, addressing all four WHO-recommended flu strains. Candidates are tested at different dose levels in 270 healthy younger adults (age 18-50). On September 12, 2023, we announced selection of a promising vaccine candidate for continued Phase 2 clinical development based on positive data from an interim analysis of the ongoing Phase 1 part. Interim safety data showed no safety concerns across all tested dose levels for the multivalent candidates. Immunogenicity of all candidates was assessed in parallel with a licensed seasonal flu vaccine comparator. The humoral responses observed supported the selection of the preferred vaccine candidate. We announced dosing of the first participant with the preferred vaccine candidate in the Phase 2 part of the study on November 1, 2023. The potentially differentiated, multivalent candidate encodes antigens matched to all WHO-recommended flu strains. In Phase 2, the selected candidate will be tested in younger and older adults at different dose levels compared to age-appropriate licensed seasonal flu comparator vaccines. Data are expected in 2024.

COVID-19 candidate CVnCoV (first-generation mRNA backbone)

On October 12, 2021, we announced the strategic decision to withdraw our first-generation COVID-19 vaccine candidate, CVnCoV, from the approval process with the European Medicines Agency, or EMA, and to focus our COVID-19 vaccine program on the development of second-generation mRNA vaccine candidates in collaboration with GSK. The decision was aligned with the evolving dynamics of the pandemic response toward greater need for more differentiated vaccines. The rolling submission with the EMA was originally initiated in February 2021 to assess CVnCoV’s compliance with standards for vaccine efficacy, safety and pharmaceutical quality as a prerequisite for a formal market authorization application. Later in 2021, the EMA informed us that it would not start reviewing the provided CVnCoV data packages before 2022. As a result, we estimated that the earliest possible approval of CVnCoV would come in the second quarter of 2022. By this time, we expected candidates from the second-generation vaccine program to be progressing through clinical development. Consequently, CVnCoV was also withdrawn from a rolling submission with Swissmedic, Switzerland’s authority responsible for the authorization and supervision of therapeutic products, initiated in April 2021, to review the safety, efficacy and pharmaceutical quality of CVnCoV as a prerequisite for market authorization.

All clinical studies with first-generation candidate, CVnCoV, have completed the scheduled safety follow-up times for all trial participants as per the respective trial protocols. These include a Phase 1 study in Germany (initiated in June 2020), a Phase 2a study in Peru and Panama (initiated in September 2020), the Phase 2b/3 (HERALD) study in Europe and Latin America (initiated in December 2020), a Phase 3 study in healthcare workers in Germany (initiated in December 2020), and a Phase 3 study in participants with comorbidities in Belgium (initiated in April 2021).

Data analyses of the Phase 2b/3 (HERALD) study and Phase 3 study in healthcare workers in Germany have been finalized. Primary data of the Phase 2b/3 (HERALD) trial was published in The Lancet Infectious Diseases (“The Lancet”) on November 23, 2021. Data of an interim analysis of the Phase 1 trial in Germany was published in Wiener klinische Wochenschrift on August 10, 2021. Safety and immunogenicity data of the Phase 2a clinical trial in Peru and Panama was published in Vaccine: X on July 1, 2022. Neutralizing antibody data against the ancestral strain and the beta variant after a third dose of CVnCoV in the same trial were published in Vaccines on March 25, 2022.

Previously announced studies to be initiated with CVnCoV, including a Phase 2 clinical trial, focusing on immunogenicity in older adults above the age of 65 years old compared to younger adults and a flu-co-administration study, planned to be initiated together with Bayer AG to assess compatibility with established seasonal vaccines in an older population, were cancelled.

To assess the benefit of booster vaccinations, CVnCoV was also included in the Cov-Boost trial sponsored by the University of Southampton, UK. The Cov-Boost trial started in June 2021 across 18 sites in the United Kingdom and dosed overall 2,878 participants with a third dose vaccine. Initial results from the Cov-Boost trial were published in The Lancet on December 2, 2021.

Our pivotal Phase 2b/3 trial for CVnCoV, which included approximately 40,000 participants, reported interim analysis outcomes on May 28, 2021, and on June 16, 2021. In the highly dynamic variant environment, the HERALD trial met the prespecified success criteria for efficacy against symptomatic COVID-19 of any severity and for efficacy against moderate-to-severe COVID-19, as defined in the protocol. Vaccine efficacy against COVID-19 of any severity was 48.2% in the overall primary efficacy analysis set of SARS-CoV-2 naive participants, and 52.5% in those aged 18–60 years. Vaccine efficacy against moderate-to-severe COVID-19 was 70.7% overall and 77.2% in participants aged 18–60 years. There were too few participants aged 61 years or older who developed COVID-19 to allow a meaningful estimate of efficacy in this age group. HERALD was conducted in an unprecedented evolving landscape with an increasing number of SARS-CoV-2 variants adding additional challenges to the assessment of COVID-19 vaccine candidates. About 50% of cases of COVID-19 in our trial were caused by variants of concern, 35% were caused by variants of interest, as classified by WHO in September 2021, and about 3% were caused by wild-type, with the remaining 11% caused by other variants.

Beyond the GSK COVID-19 and general infectious disease collaboration, our next advanced prophylactic vaccine program, CV7202, is being developed for prophylactic vaccination against rabies. CV7202 is an mRNA based on our first-generation backbone that encodes the rabies virus glycoprotein, RABV-G, formulated with Lipid Nanoparticles. Safety, reactogenicity, and immunogenicity of CV7202 was investigated in a Phase 1 clinical trial that has completed the scheduled follow-up time for all trial participants as per trial protocol. In January 2021, we published data from our Phase 1 trial of CV7202. CV7202 induced adaptive immune response as shown by rabies-specific virus-neutralizing antibodies above the World Health Organization thresholds considered to be protective, after the second dose in all subjects, at the lowest 1μg and 2μg dose levels. We also showed that the lowest dose levels (1μg and 2μg mRNA) were generally well tolerated. We are currently assessing the path forward for advancing CV7202.

Oncology

In oncology, we plan to build a meaningful portfolio and create long-term value to accelerate growth beyond the recent progress in prophylactic vaccines. Developing new oncology candidates is characterized by similar medical challenges as in infectious diseases, including selection and accessibility of disease-relevant antigens, enhancing antigen-induced immune activation, and triggering immune responses led by a strong induction of tumor-killing T cells.

A key component to deliver on the development of new cancer vaccines is the build-up of a powerful antigen discovery engine. To gain access to state-of-the-art antigen discovery technologies we announced a partnership with Belgium-based company myNEO Therapeutics (“myNEO”) on May 25, 2022, and the acquisition of Netherlands-based Frame Cancer Therapeutics (“Frame”) on June 8, 2022.

Together with immunotherapy company myNEO, we aim to identify specific antigens found on the surface of tumors for the development of novel mRNA immunotherapies. myNEO utilizes a broad range of underlying genomic alterations to identify constantly emerging, novel classes of antigens of defined tumor types. Incorporating new ranking methodologies based on tumor cell antigen processing and presentation is expected to allow for selection of antigens with the highest confidence of success for potential clinical testing.

With the acquisition of Frame, a private company focused on advanced genomics and bioinformatics, to identify both shared and unique neoantigens across different cancer types, we complement existing in-house expertise to identify and validate promising antigens for mRNA cancer vaccine candidates. The former Frame site was inaugurated as CureVac Netherlands and will further develop the proprietary technology platform, which has the potential to identify a broad panel of neoantigens and tumor-associated antigens that go beyond conventional approaches and could strongly increase the likelihood of developing highly effective cancer vaccines that activate the human immune system against cancer.

The field of immuno-therapy has advanced with the progression of available technologies to extract data from patient samples, such as next-generation sequencing. Conventional approaches have so far focused on the exome, the protein-coding part of the genome, which represents only about 1.5% of the total genetic information. More recently, breakthrough developments in sequencing capacity have enabled the extraction of vastly larger amounts of data that allows us to utilize the remaining 98.5% of genetic information. The technologies brought in house with the acquisition of Frame are based on whole-genome-sequencing for every patient sample combined with short as well as long-range RNA sequencing to map the full inventory of genomic changes. More specifically, downstream of the sequencing, a software package integrates all the data to retrieve the exact changes in the DNA of the tumor cells compared to healthy cells. Correlation of this data with changes in the RNA transcription of the tumor results in entirely new and potentially antigenic tumor antigens that we plan to test as targets for a portfolio of new cancer vaccine candidates. These new antigens are not only entirely foreign to the body but are also uniquely expressed in the tumor and not in healthy tissue. In their foreignness, these constructs are expected to raise stronger immune responses than antigens derived from exome-based conventional approaches.

The highly synergistic antigen discovery technologies of Frame and myNEO are expected to significantly accelerate CureVac’s oncology strategy to build a meaningful portfolio of new cancer vaccine candidates. Within this strategy, we follow two approaches: 1) the development of off-the-shelf cancer vaccines based on tumor antigens shared across different cancer indications and 2) the development of fully personalized cancer vaccines based on a patient’s individual tumor genomic profile.

We plan to advance new antigens for both approaches based on our second-generation mRNA backbone. To assess the safety and immunogenicity of our second-generation backbone in an oncology setting, we initiated a proof-of-principle Phase 1 study on June 20, 2023. The open-label study evaluates the safety and tolerability of CVGBM, a cancer vaccine candidate featuring a single unmodified mRNA encoding eight epitopes derived from known tumor-associated antigens with demonstrated immunogenicity in glioblastoma. The study is being conducted in up to 54 patients with newly diagnosed and surgically resected MGMT-unmethylated glioblastoma or astrocytoma with a molecular signature of glioblastoma. We announced on November 14, 2023, that it has escalated to the third dose level without any dose limiting toxicities. A first data readout is expected in the second half of 2024.

In our oncology strategy, we are committed to drive innovation by also leveraging The RNA Printer®, CureVac’s automated end-to-end manufacturing solution for GMP-grade mRNA vaccines and therapeutics. The highly standardized system is expected to allow for rapid and highly flexible availability of mRNA to screen new targets and transition promising mRNA product candidates more efficiently into the clinic. Designed for small-scale quantities, the automated GMP-grade output of The RNA Printer® is designed to open avenues for personalized mRNA-based cancer therapies. On November 14, 2023, we announced that the system has successfully achieved the first milestone in an ongoing regulatory review process by obtaining a manufacturing license for an mRNA in our cancer vaccine development program to support CureVac’s oncology strategy.

Our clinical oncology candidate, CV8102, is a complex of single-stranded non-coding RNA, which has been optimized to maximize activation of cellular receptors that normally detect viral pathogens entering the cells (such as toll-like receptor 7, or TLR7, toll-like receptor 8, or TLR8, and retinoic acid inducible gene I, or RIG-I pathways), mimicking a viral infection of the tumor. Clinical data support the hypothesis that CV8102 is able to recruit and activate antigen-presenting cells at the site of injection to present tumor antigens released from tumor cells to T cells in the draining lymph node. This potentially leads to activation of tumor-specific T cells, which can kill tumor cells at the injected site, but also at distant non-injected tumor lesions or metastases. CV8102 is currently being evaluated in a Phase 1 clinical trial as a single agent and in combination with anti-PD 1 antibodies. The trial consists of two parts. The first dose-escalating part assesses CV8102 in 58 patients with solid tumors, namely cutaneous melanoma, adenoid cystic carcinoma, squamous cell carcinoma of skin, and squamous cell carcinoma of head and neck, or HNSCC. As of June 21, 2021, in the single-agent cohort, we observed one patient with a complete response and two patients with a partial response according to Response Evaluation Criteria In Solid Tumors, RECIST, 1.1. In addition, twelve patients experienced a best response of stable disease. In the PD 1 combination cohort, one PD 1 refractory melanoma patient experienced a partial response according to RECIST 1.1. In addition, three patients experienced a best response of stable disease. On November 10, 2021, we added an extensive analysis of immune cell activation. The data showed efficient stimulation of the immune system characterized by the induction of interferon alpha and interferon gamma. Serial tumor biopsies from individual patients demonstrated increased infiltration of T cells in the micro-environment of injected as well as non-injected tumors.

In February 2021, we initiated an expansion of our Phase 1 study to confirm the safety, tolerability and efficacy of CV8102 at a 600μg dose in 40 patients with advanced melanoma. On November 11, 2022, we presented preliminary data from the expansion study. As of August 30, 2022, preliminary efficacy was observed in the cohort of 30 patients treated in combination with anti-PD-1 antibodies, 40% of whom were pretreated with anti-CTLA-4 antibodies. In this anti-PD-1 combination cohort, five out of 30 patients (17%) experienced a partial response according to RECIST 1.1. Responses appeared durable for up to one year from the start of treatment. No objective responses were observed in the 10 patients of the single-agent cohort, 50% of whom were pretreated with anti-CTLA-4 antibodies. Analysis of immune cell activation confirmed that CV8102 single agent or combination treatment, after the first dose, activated systemic pathways of immune response. Preliminary analysis of the tumor microenvironment in a subgroup of patients showed the positive outcome of increased infiltration of T cells, following intra-tumoral injection in 4 out of 8 (single agent cohort) and 10 out of 18 (anti- PD1 combination cohort) analyzed paired biopsy samples.

Final study results were submitted in the first half of 2023 for publication in a peer reviewed journal. A scientific paper assessing the mode of action and efficacy of CV8102 for local immunotherapy in preclinical models was published on November 2, 2022, in Cancer Immunology, Immunotherapy.

In the context of our strategic focus on antigen discovery and hence the development of mRNA-based cancer vaccine candidates that target tumor-specific antigens, the clinically validated immuno-modulatory characteristics of CV8102 represent a potentially complementary technology. We would therefore only consider a potential further clinical development of CV8102 based on an integration into our cancer vaccine developments, for example, as a potential immuno-modulatory adjunct to a defined mRNA cancer vaccine candidate.

Molecular Therapies

In molecular therapies, we published preclinical mouse data in liver fibrosis in the Journal of Hepatology in August 2021. Progression of liver fibrosis is associated with the gradual decrease of hepatocyte nuclear factor 4 alpha, or HNF4 alpha, an important regulator and key factor in liver metabolism. In the published study, four independent mouse models of the disease were treated with mRNA encoding HNF4A. The treatment was able to restore HNF4A levels and thereby significantly reduced liver injury. The study was conducted in collaboration with the REBIRTH-Research Center for Translational Regenerative Medicine and Department of Gastroenterology, Hepatology and Endocrinology at the Hannover Medical School, Hannover (Germany). It provides the first preclinical data demonstrating the therapeutic applicability of mRNA encoded HNF4A in the treatment of liver fibrosis and cirrhosis.

We further expect to publish data from our collaboration with the Schepens Eye Research Institute.

Key Factors Affecting Our Results of Operations

We believe that the most significant factors affecting our results of operations include:

Research and Development Expenses

Our ability to successfully pioneer a robust mRNA technology platform and develop innovative product candidates will be the primary factor affecting our future growth and development. Our approach to the discovery and development of product candidates based on mRNA technology is still being demonstrated. As such, we do not know whether we will be able to successfully develop any products. Developing novel product candidates requires a significant investment of resources over a prolonged period of time, and a core part of our strategy is to continue making sustained investments in this area. We have chosen to leverage our platform to initially focus on advancing our product candidates in the areas of prophylactic vaccines, oncology and molecular therapy.

All of the product candidates are still in development, and we have incurred and will continue to incur significant research and development costs for preclinical studies and clinical trials. We expect that our research and development expenses will constitute the most substantial part of our expenses in future periods in line with the advance and expansion of the development of our product candidates. Due to our accelerated efforts to develop our first-generation backbone COVID-19 vaccine candidate, CVnCoV, we incurred research and development expenses that significantly exceeded our historical levels of research and developments expenses. Additionally, our October 2021 notification to the European Commission, or EC, of the withdrawal of our regulatory approval application for CVnCoV resulted in our recognition of several expenses, which have contributed to our increased expense levels, but which we do not expect to recur in future periods. In April 2021, we entered into a collaboration agreement with GSK for the development of a broad COVID-19 vaccine program based on our second-generation backbone. CV2CoV, a non-chemically modified mRNA, encoding the prefusion stabilized full-length spike protein of the SARS-CoV-2 virus, and formulated within LNPs, is the first representative of our COVID-19 vaccine program based on the second-generation backbone and presently in the Phase 1 clinical trial, as announced on March 30, 2022. Within this COVID-19 vaccine program, we plan to extend our technology platform also to chemically modified mRNA constructs to allow for data-driven selection of the best candidate. We expect to incur significant expenses related to such second-generation backbone vaccine candidates. But, as we and GSK agreed to equally share the development costs for GSK COVID Products, our current level of research and development expenses will not continue to increase in the level as it did from 2020 to 2021. Once we conclude our research and development efforts related to a selected second-generation backbone vaccine candidate, we expect that our research and development expenses shall be consistent with our past trends before the COVID-19 pandemic, but we may find it necessary to continue such current trend with respect to our research and developments expenses or we may continue to increase further our research and development expenses. For example, we may continue to increase our research and development expenses for future research and development related to the next generation backbone for our COVID-19 vaccine candidates, such as for our second-generation backbone COVID-19 vaccine candidates or may pursue new indications with our technology platform.

We have historically funded the research and development expenses primarily through public offerings of our common stock, private placements of equity securities, convertible loans, grants from government agencies and similar bodies and payments for collaborative research and development services with strategic partners. In addition, we signed an advance purchase agreement, or APA, with the EC that provided substantial support for our efforts to advance our first-generation backbone vaccine candidate, CVnCoV. In October 2021, we notified the European Commission of the withdrawal of our regulatory approval application for CVnCoV, which automatically terminated the APA.

Our and Our Collaborators’ Ability to Commercialize Our Product Candidates

Our ability to generate revenue from our product candidates depends on our and our collaborators’ ability to successfully advance clinical trials for our product candidates and receive regulatory approval, particularly in the United States, Europe, and other major markets.

We believe that our broad portfolio of product candidates with both novel and validated targets enhances the likelihood that our research and development efforts will yield successful product candidates. Nonetheless, we cannot be certain if any of our product candidates will receive regulatory approvals. Even if such approvals are granted, we will thereafter need to maintain manufacturing and supply arrangements and engage in extensive marketing prior to generating any revenue from such products, and the ultimate commercial success of our products will depend on their acceptance by patients, the medical community and third-party payors and their ability to compete effectively with other therapies on the market.

The competitive environment is also an important factor with the commercial success of our product candidates, and our ability to successfully commercialize a product candidate will depend on whether there are competing product candidates being developed or already marketed by other companies.

We currently do not have any product candidates that have received regulatory approval. As such, we have not incurred any material commercialization expenses in connection with an approved product candidate. In February 2021, we initiated a rolling submission for our first generation COVID-19 vaccine candidate, CVnCoV, with the EMA, which was designed to allow the EMA to assess CVnCoV’s compliance with standards for vaccine efficacy, safety and pharmaceutical quality as a prerequisite for a formal market authorization application. Later in 2021, EMA informed us that the EMA would not start reviewing our submission for CVnCoV before the beginning of 2022. As a result, we estimated that the earliest possible approval of CVnCoV would come in the second quarter of 2022. Data on the efficacy of CVnCoV was generated and published in June 2021. This efficacy data did not live up to our pre-trial expectations and fell behind the efficacy of competing COVID-19 vaccine products. The application for the marketing authorization for CVnCoV was withdrawn in early October 2021, as a necessary reaction to the efficacy data as well as the concerns and uncertainties resulting from such data on the granting of a marketing authorization and the expected concerns of prescribers and patients about using a COVID-19 vaccine with a lower efficacy compared to the vaccines already available on the market. After the withdrawal of the application for a marketing authorization for CVnCoV, we have focused our efforts on second-generation mRNA vaccines. The decision is aligned with the evolving dynamics of the pandemic response toward greater need for differentiated vaccines with the gradual transition from an acute pandemic to an endemic SARS-CoV-2 environment. In connection with the regulatory approval process, and in preparation for the commercialization of a second-generation COVID-19 vaccine, we expect our expenses related to commercialization to significantly decrease in the short-term due to our past commercialization efforts for CVnCoV. However, we expect that our expenses related to commercialization will significantly increase in the long term if a second-generation COVID-19 vaccine candidate reaches late clinical stages, but we expect that this increase in expenses will be mitigated by the GSK COVID Agreement, as described below. As part of the commercialization process of CVnCoV, we also entered into strategic partnerships with Bayer for the development, production and distribution of CVnCoV. In addition, pursuant to a preliminary agreement regarding the secondary manufacturing of CVnCoV we entered into with GSK, GSK would have supported the secondary manufacturing of up to 100 million doses of CVnCoV in 2021. Additionally, we also partnered with Fareva, Rentschler Biopharma SE, and Novartis AG, among others, to develop an integrated European manufacturing network. Due to our decision to withdraw CVnCoV from the regulatory approval process and focus our efforts on second-generation mRNA vaccine, separate agreements with Celonic and Wacker were terminated.

Our Collaborations, Related License Agreements and Advance Purchase Agreements

Our results of operations have been, and we expect them to continue to be, affected by our contractual collaborations with third parties for the development and commercialization of certain of our product candidates. In addition, our future results of operation may be affected by future advance purchase agreements for our COVID-19 vaccine candidates. To date, our revenues have been recognized pursuant to license and collaboration agreements, which include up-front payments for licenses or options to obtain licenses, milestone payments, payments for product sales and payments for research and development services. Grants from government agencies or similar bodies are recognized as other operating income or as a reduction to depreciation and amortization expense recognized from assets purchased under the associated arrangements.

We have entered into strategic collaborations and license agreements with third parties. In addition, on November 30, 2020, we entered into an advance purchase agreement, or APA, with the European Commission, which provided for the advance purchase by the commission of our first-generation vaccine candidate, CVnCoV. In October 2021, we notified the EC of the withdrawal of our regulatory approval application for CVnCoV, which automatically terminated the APA. As part of our business development strategy, we aim to increase the number of our strategic collaborations in order to derive further value from our platform and more fully exploit the potential of our collaboration and license agreements. Relatedly, on April 8, 2022, we received a letter from the Federal Republic of Germany’s counsel confirming that the CureVac-GSK Consortium, was awarded with the Pandemic Preparedness Agreement.

Certain key terms of our current material collaboration and license agreements and our advance purchase agreement with the EC are summarized below.

GlaxoSmithKline

In July 2020, we entered into a Collaboration and License Agreement with GSK, which we refer to as the 2020 GSK Agreement, pursuant to which we are collaborating with GSK to research, develop and commercialize prophylactic and therapeutic non-replicating mRNA-based vaccines and antibodies targeting infectious disease pathogens. The 2020 GSK Agreement was amended and restated in April 2021, September 2021, February 2022 and March 2022.

GSK paid us an upfront payment of €120 million and is required to pay us a manufacturing capacity reservation fee of €30 million following a certain regulatory milestone event, which is creditable against future milestone payments. We are eligible to receive up to between €28 million to €45 million in development milestone payments, €32 million to €35 million in regulatory milestone payments and €70 million to €100 million in commercial milestone payments, depending on the product. Under the 2020 GSK Agreement, we granted GSK an exclusive option to add additional products in the field of infectious diseases to the license granted under the 2020 GSK Agreement and, upon each exercise of such option, GSK is required to compensate us for certain development costs and pay any accrued milestone payments. Additionally, GSK has the right to replace products licensed under the 2020 GSK Agreement and, if the replacement product was already under development by us, GSK must compensate us for certain development costs and pay any accrued milestone payments. We are additionally eligible to receive tiered royalty payments ranging from single-digit to low-teens percentages on net sales, subject to certain customary reductions. GSK is required to compensate us for certain development and regulatory costs we may incur in connection with performing our obligations under the 2020 GSK Agreement, and we are eligible to receive up to €20,000 in reimbursements for expenses incurred by recording or registering the licenses granted under the 2020 GSK Agreement. We retain the right to commercialize products developed under the 2020 GSK Agreement in Germany, Austria and Switzerland, as GSK’s exclusive distributor in these markets. Under any such distribution agreement to be entered into between us and GSK, we will be required to purchase supply from GSK and pay GSK a low thirties percentage royalty on net sales. Pursuant to the amendment in September 2021, we and GSK are required to complete certain development activities set forth in updated development plans. We and GSK agree to decide whether the products required for clinical studies will be manufactured by us, GSK or jointly.

Additionally, in April 2021, we entered into a new collaboration agreement with GSK, which we refer to as the GSK COVID Agreement, pursuant to which we are collaborating with GSK to research, develop and manufacture next-generation mRNA vaccines targeting the original SARS-CoV-2 strain as well as emerging variants, including multivalent and monovalent approaches, such as our second-generation COVID 19 vaccine candidate, CV2CoV. These vaccine candidates may either be used to protect unvaccinated individuals or to serve as boosters in the event that SARS-CoV-2 immunity gained from an initial vaccination reduces over time. The GSK COVID Agreement was amended and restated in September 2021, February 2022 and March 2022, and further amended to update the research and development plan in August 2022. Pursuant to the amendment in September 2021, we and GSK are required to complete certain development activities with respect to the GSK COVID Products set forth in updated development plans. We and GSK agree to decide whether the GSK COVID Products required for clinical studies will be manufactured by us, GSK or jointly.

Under the GSK COVID Agreement, GSK paid us an upfront payment of €75 million. We and GSK agreed to equally share all development costs for GSK COVID Products, subject to certain exceptions. We and GSK will share all net profits generated from sales of GSK COVID Products, other than Combination Products (as defined therein), under profit sharing arrangements that in certain cases vary depending upon the GSK COVID Product in question, the time of sale, the number of doses sold and the party to whom the sale is made. We are eligible to receive tiered royalty payments ranging from sub-teen to mid-teen percentages on net sales of Combination Products, subject to certain customary reductions. Under the GSK COVID Agreement we have the right to commercialize GSK COVID Products in Austria, Germany and Switzerland and if we exercise such right, our sales of GSK COVID Products, other than Combination Products will be subject to the profit share and we will be required to pay GSK a high-teen percentage royalty on net sales of all Combination Products in such countries.

Genmab

In December 2019, we entered into a Collaboration and License Agreement, which we refer to as the Genmab Agreement, with Genmab to research and develop up to four potential differentiated mRNA-based antibody products, to be selected by Genmab, based on the combination of our proprietary RNAntibody technology with Genmab’s proprietary antibody technology for the treatment of human diseases. We will collaborate on research to identify an initial product candidate designed to express a certain Genmab proprietary antibody, and we will contribute a portion of the overall costs for the development of such product candidate, until submission of an IND. Genmab will thereafter be responsible for the development and commercialization of the product candidate. Under the Genmab Agreement, we further grant Genmab a license for the preclinical development of up to four additional mRNA antibody product concepts and options to obtain commercial licenses under our mRNA technology to develop, manufacture and commercialize product candidates for up to three of such product concepts.

Under the terms of the Genmab Agreement, Genmab paid us a $10 million up-front fee and made a €20 million equity investment in March 2020. Genmab will be obligated to pay us a $0.5 million reservation fee upon the selection of each additional product concept for development under the Genmab Agreement and $5 million upon selection of a product targeting Genmab’s proprietary antibody for further development and commercialization. Genmab is additionally required to pay us up to $30 million in option exercise fees. If Genmab exercises any of its options to obtain commercial licenses for the additional mRNA antibody concepts, Genmab would fund all research and would develop and commercialize any resulting product candidates. We are additionally eligible to receive up to between $25 million and $43 million in development milestone payments, $100 million and $125 million in regulatory milestone payments and $150 million and $200 million in commercial milestone payments for each product, depending on the specific product concept. In addition, we are eligible to receive a mid single-digit to low teens percentage tiered royalty on aggregate net sales of licensed products, on a per-product basis and subject to certain customary reductions. If Genmab grants a sublicense to the initial product candidate developed under the Genmab Agreement before a certain milestone event, Genmab must pay us a one-time $10 million payment. We are responsible for any payments to third parties related to the LNP technology we license to Genmab for use in relation to the initial product candidate developed under the Genmab Agreement and a portion of such payments with respect to LNP technology used in the additional product concepts. We retain an option to participate in development and commercialization of one of the potential additional mRNA antibody product concepts under predefined terms and conditions. In the event we exercise such right, we must pay Genmab a one-time payment of $3 million and refund any option fee paid by Genmab with respect to such product. As of September 30, 2023, we have received $1 million in development cost reimbursements and we have not received any reservation, product selection, option exercise or sublicense fees or milestone or royalty payments.

Arcturus

In January 2018, we entered into a Development and Option Agreement, which we refer to as the Arcturus Agreement, with Arcturus, which provides us with access to Arcturus LNP formulation technology which we use in combination with our mRNA technology. We paid Arcturus an up-front fee of $5 million and must pay an extension fee of $1 million if we exercise our option to extend the initial term of the Arcturus Agreement beyond July 2023. We did not exercise such option to extend the Arcturus Agreement beyond July 2023. We are required to reimburse Arcturus for certain costs incurred in connection with development activities and provide certain FTE funding. We are additionally required to pay up to an aggregate of $5 million in connection with our acceptance of the irrevocable offer to obtain licenses for further development and commercialization of selected targets. As of September 30, 2023, we have not exercised our option to extend and have not accepted any such irrevocable offer. Under each license agreement to be entered into in connection with our acceptance of the irrevocable offer, to the extent applicable, we will additionally be required to make certain royalty payments, which are not in excess of 10% on net sales of licensed products, and pay Arcturus up to $6 million in development milestone payments, $9 million in regulatory milestone payments and $8 million in commercial milestone payments. As of September 30, 2023, we have made payments totaling $5.6 million to Arcturus reimbursing Arcturus for development costs and in connection with our FTE funding obligations, and we have not accepted the irrevocable offer with respect to any target and therefore have not paid any acceptance fees or made any milestone or royalty payments to Arcturus.

Acuitas

In April 2016, we entered into a Development and Option Agreement, which as amended we refer to as the Acuitas Agreement, with Acuitas, which provides us with access to Acuitas LNP formulation technology that we use in combination with our mRNA technology. We are required to pay Acuitas annual target reservation and maintenance fees of up to $1.4 million if we reserve the maximum number of targets permitted under the Acuitas Agreement and to reimburse Acuitas for certain costs incurred in connection with development activities and certain FTE costs. We are additionally required to pay an option exercise fee ranging from $50,000 to $2 million upon each exercise of our option to obtain a license for further development and commercialization with respect to a selected target, subject to certain additional fees ranging from $10,000 to $200,000 for the exercise of our option for certain other vaccine targets. We paid Acuitas a $5 million upfront fee in connection with an amendment to the Acuitas Agreement dated July 2020 and, upon each exercise of our option to exchange a vaccine target licensed under any non-exclusive license, we are required to pay an exchange fee of $3 million. We additionally paid Acuitas a $3 million upfront fee in connection with an amendment to the Acuitas Agreement dated December 2020 and are required to pay an additional $250,000 per option for certain options not yet exercised. Under each license agreement in connection with our exercise of our option, we will additionally be required to make low single-digit percentage tiered royalty payments and must pay up to between $1.1 million and $9 million in development milestone payments, $1.3 million and $7 million in regulatory milestone payments and $1.3 million and $7 million in commercial milestone payments, depending on whether the license is exclusive or non-exclusive and the number of options exercised to date. As of September 30, 2023, we have exercised our option to obtain a non-exclusive license to 18 targets, subject to customary closing conditions. As of September 30, 2023, we have paid Acuitas $9.7 million in reservation and option exercise fees, $0.6 million in license maintenance fees and $1.75 million for certain options not yet exercised and have made payments totaling $9.0 million reimbursing Acuitas for development costs and LNP batches and in connection with our FTE funding obligations.

For each option that we have exercised under the Acuitas Agreement, we have entered into a non-exclusive license agreement with Acuitas with respect to such optioned target, all based on the same form agreement, which we refer to as the Acuitas License Agreements. We are required to pay Acuitas up to between $1.1 million and $1.6 million in development milestone payments, $1.3 million and $1.8 million in regulatory milestone payments and between $1.3 million and $1.8 million in commercial milestone payments under each Acuitas License Agreement. We must pay Acuitas annual fees ranging from $5,000 to $10,000 for any additional protein targeted by a vaccine product licensed under each Acuitas License Agreement after a certain milestone event. Additionally, we are obligated to pay Acuitas a low single-digit percentage royalty on net sales of licensed products. As of September 30, 2023, we have made $100,000 in development milestone payments to Acuitas with respect to the license agreement relating to Rabies RAV-G, $1.4 million in development milestone payments (Phase I, Phase II and Phase III milestone payments) to Acuitas with respect to the license agreement relating to the SARS-CoV-2 Spike protein S, $100,000 in development milestone payments to Acuitas with respect to the license agreement relating to the Influenza hemagglutinin (HA) antigen, $1.0 million in development milestone payments to Acuitas with respect to the non-exclusive licence agreement relating to CVGBM, and have not made any royalty payments.

CRISPR Therapeutics

In November 2017, we entered into a Development and License Agreement with CRISPR Therapeutics, which, as amended by an amendment entered into in June 2020, we refer to as the CRISPR Therapeutics Agreement, pursuant to which we will develop novel Cas9 mRNA constructs for use in gene editing therapeutics. Under the CRISPR Therapeutics Agreement, we granted CRISPR Therapeutics an exclusive worldwide license to use our improved Cas9 constructs for the development and commercialization of three of its in vivo gene-editing programs for certain diseases.

CRISPR Therapeutics has paid us an up-front one-time technology access fee of $3 million, and we are eligible to receive up to $13 million in development milestone payments, $33 million in regulatory milestone payments and $133 million in commercial milestone payments, as well as mid-single-digit percentage royalties from CRISPR Therapeutics on the net sales of licensed products on a product-by-product and country-by-country basis, subject to certain potential customary reductions. Additionally, CRISPR Therapeutics will make payments to us for services provided by us in conjunction with research programs under the CRISPR Therapeutics Agreement. In the event CRISPR Therapeutics exercises its right to sublicense under the CRISPR Therapeutics Agreement, CRISPR Therapeutics must pay us a low-teens to mid-twenties percentage of any non-royalty sublicense income, depending on the timing of the sublicense and whether the sublicense is granted through an affiliate of CRISPR Therapeutics. As of September 30, 2023, we have received €8.2 million in payments and we have invoiced €0.1 million for the supply of materials and FTE cost, development reimbursements and up-front one-time technology access fee and no milestone, royalty or sublicense fee payments.

Bill & Melinda Gates Foundation

In May 2014, we were awarded a grant from the Bill & Melinda Gates Foundation for the development of a vaccine for rotaviruses, as amended in November 2020, for up to $2.8 million in funding. As of September 30, 2023, we have received $3.0 million in funding under the agreement. In March 2015, the Bill & Melinda Gates Foundation made an equity investment of $40 million to support continued development of our RNA technology platform and the construction of an industrial-scale cGMP production facility. We entered into a Global Access Commitments Agreement with the Bill & Melinda Gates Foundation in February 2015 pursuant to which we are required to take certain actions to support the Bill & Melinda Gates Foundation mission. In connection with the investment by the Bill & Melinda Gates Foundation, we are required to conduct development activities for up to three concurrent projects to be proposed by the Bill & Melinda Gates Foundation. The costs of such projects will be allocated on a project-by-project basis in proportion to the allocation of the expected benefits.

In November 2016, in connection with the Global Access Commitments Agreement, we were awarded a grant for up to $0.9 million in funding from the Bill & Melinda Gates Foundation for the development of a vaccine for picornaviruses. As of September 30, 2023, we have received $0.7 million in funding under the picornaviruses grant agreement. The term of the picornavirus grant expired in June 2022; however, our global access commitments survive. In November 2017, we were awarded two additional grants each for up to $1.9 million and $1.5 million in funding from the Bill & Melinda Gates Foundation for the development of a universal influenza and a malaria vaccine, respectively. By an amendment entered into November 2020, our grant for the development of a malaria vaccine was increased by an additional $0.8 million. As of September 30, 2023, we have received $1.9 million and $2.2 million, respectively, in funding under each grant agreement. The malaria grant agreement expired in December 2022 and the universal influenza grant agreement expired in March 2022. We and the Bill & Melinda Gates Foundation are currently assessing options to continue the influenza grant agreement.

Coalition for Epidemic Preparedness Innovations

In February 2019, we entered into a framework partnership agreement, which as amended we refer to as the CEPI Agreement, with the Coalition for Epidemic Preparedness, or CEPI, to develop our RNA Printer using certain intellectual property controlled by us covering the development and manufacture of mRNA products, as well as certain additional intellectual property licensed to us. In connection with the CEPI Agreement we have entered into work orders for the preclinical development of a Lassa virus vaccine, a yellow fever vaccine and our rabies virus vaccine. In addition, we entered into a work package for the preclinical development and a Phase 1 clinical trial for our first-generation COVID-19 vaccine candidate, CVnCoV. The CEPI Agreement terminated in February 2022, except with respect to certain ongoing projects, which are contemplated to be completed in December 2023. CEPI agreed to contribute up to $34 million in funding for projects undertaken under the CEPI Agreement and an additional $15.3 million in connection with development of CVnCoV. As of September 30, 2023, we have received €27.1 million in funding for projects undertaken under the CEPI Agreement. Following the completion of the CEPI Agreement, CEPI requested a partial reimbursement of $1.0 million for unspent funds.

Tesla Automation

In November 2015, we entered into a development and intellectual property agreement with Tesla Automation, formerly trading under the name of Tesla Grohmann Automation, which we refer to as the Tesla Automation Agreement, pursuant to which Tesla Automation agreed to design, develop and manufacture certain automated manufacturing machines on our behalf. We are obligated to pay Tesla Automation a fee for each machine delivered by Tesla Automation and up to $50 million to $60 million in commercial milestone payments as well as certain development costs under each associated work order. As of September 30, 2023, we have paid Tesla Automation €21 million to €22 million in development costs under various work orders, and we have not paid any fees for machines provided under the Tesla Automation Agreement or made any milestone payments.

Research and Option Agreement with myNEO

On May 12, 2022, we entered into a Research and Option Agreement (“R&O”) with myNEO, pursuant to which we will both collaborate to identify specific antigens found on the surface of tumors for the development of novel mRNA immunotherapies. To achieve this goal, myNEO will leverage its biological datasets, its integrated machine learning and bioinformatics platform to identify and validate specific antigen targets predicted to elicit a strong immune response. Under the R&O, we aim to develop and commercialize at least two new medicinal products for the treatment of non-small cell lung cancer and melanoma (the “Main Indications”) and potentially other indications. We are required to use commercially reasonable efforts to develop at least one product for each of the Main Indications, to file marketing approval applications for such products and commercialize such products in at least one of certain countries. Under the R&O, myNEO will own all intellectual property rights generated solely by myNEO or jointly with us during the first three phases of the R&D plan (the “R&D Project IP”). We receive a non-exclusive, royalty-free, non-assignable, sublicensable, worldwide license under certain patents and know-how owned by myNEO and R&D Project IP to the extent required to perform our research and development obligations under the agreement until the completion of a certain phase of the R&D plan. We were also granted an exclusive option to acquire all of myNEO’s rights under certain R&D Project IP relating to certain target lists, which we exercised on April 12, 2023. myNEO receives a non-exclusive, royalty-free, perpetual license back to such IP to make, use or sell certain targets in the field of patient-specific vaccines. Under the R&O, myNEO agrees to work exclusively with us to develop and validate shared antigens for the Main Indications until the earlier of the date of the first phase I clinical trial for either Main Indication or 24 months after we exercised our option.

Under the R&O, we paid myNEO an upfront one-time technology access fee of €138,000 and myNEO is eligible to receive up to €17.5 million in research and development milestone payments with respect to the Main Indications, up to €175,000 in research and development milestone payments with respect to indications other than the Main Indications, up to €30 million in commercial milestone payments with respect to the Main Indications and up to €7.5 million in commercial milestone payments with respect to indications other than the Main Indications, as well as low single-digit percentage royalties on the net sales of licensed products in the Main Indications and sub single-digit percentage royalties on the net sales of licensed products for indications other than the Main Indications. Our royalty obligations continue on a product-by-product and country-by-country basis until the earlier of the date when there are no valid patent claims covering such licensed product in such country and 10 years following the date of first commercial sale of such licensed product in such country.

Advance Purchase Agreement for our First-Generation COVID-19 Vaccine Candidate

On November 30, 2020, we entered into an APA with the EC, acting on behalf and in the name of all Member States of the European Union, which provided for the advance purchase by the Member States of 225 million doses of the vaccine to be allocated among the Member States and the option to purchase up to an additional 180 million doses. Pursuant to the APA, we received an up-front payment of €450 million. Such up-front payment had to be used solely for the development and commercial supply of CVnCoV. We are required to return any unspent amounts of the up-front payment if, among others, we fail to successfully develop CVnCoV or if we successfully develop CVnCoV, but we do not receive EU marketing authorization or fail to supply any doses of CVnCoV to any of the Member States by late 2021, unless we and the EC mutually agree to a later date. In October 2021, we notified the EC of the withdrawal of our regulatory approval application for CVnCoV, which notification automatically terminated the APA. According to the APA, in such case of termination, CureVac would only return the unspent amount of the up-front payment. In the context of the APA, “spent” means either costs incurred or commitments made in connection with the purposes set forth in the APA. On March 8, 2022, we received a letter signed by the EC acknowledging and outlining that we will not be required to return any portion of the up-front payment. Due to the termination of the APA, we will not receive any further payments related to the APA.

In other respects, upon the EC’s request, we will transfer any raw materials and/or primary components paid for with the upfront payment that were not used as of the termination date. Additionally, should the EC request, or should we successfully sell, any raw materials and/or primary components, then an applicable portion of such raw materials, primary components or proceeds, as the case may be, will be remitted to the EC. This repayment agreement expired at the end of 2022 and an amount of €4.1 million was paid to the EC as of September 30, 2023.

Acquisition of Frame Pharmaceuticals

On June 8, 2022, we entered into a Share Purchase Agreement (“SPA”), to acquire all of the issued and outstanding shares of Frame Pharmaceuticals B.V., domiciled in Amsterdam, the Netherlands, a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid), organized and existing under the laws of the Netherlands, focused on advanced genomics and bioinformatics to identify both unique and shared neoantigens across different cancer types. Under the SPA, the total consideration for the purchase was €34 million, conditioned on certain development milestone payments, as described therein. This acquisition serves to complement and strengthen our discovery capabilities to identify and validate promising neoantigens for our mRNA cancer vaccine programs and could strongly increase the likelihood of developing highly effective cancer vaccines for patients.

Financial Operations Overview

Revenue

To date, our revenues have consisted of up-front licensing payments, milestone payments, product sales and compensation for research and development services, all of which relate to our license and collaboration agreements. Certain of these payments are initially recorded on our statement of financial position and are subsequently recognized as revenue in accordance with our accounting policy as described further in note 3 to our audited consolidated financial statements included in the Annual Report.

Cost of Sales

Cost of sales consists primarily of personnel costs, costs for materials and third-party services, including any relating to written-off inventory, as well as maintenance and lease costs, and depreciation and amortization. Costs of sales includes costs of product sales, idle production costs and costs from set-up and quality assurance activities for our production processes, including those relating to pharmaceutical products which are under development in our collaboration agreements and for which we have not yet generated revenues. See “Research and Development Expenses” below for additional information on recognition of costs relating to pre-launch products.

Selling and Distribution Expenses

Selling and distribution expenses primarily consist of personnel expenses which include salary and salary-related expenses and expenses from share-based compensation.

Research and Development Expenses

Research and development expenses consist primarily of costs incurred for our research and preclinical and clinical development activities, including our product discovery efforts and certain activities relating to the design of GMP-manufacturing facilities. Research and development expenses contain wages and salaries, share-based compensation, fringe benefits and other personnel costs, the costs of clinical testing and the associated clinical production costs, research material production costs, fees for contractual partners, consultants and other third parties, fees to register legal rights, amortization of licensed software and intellectual property as well as costs for plant and facilities. Research and development expenses contain costs for independent research and development work as well as work carried out in the context of collaboration and licensing agreements; such expenses include all costs related to research and development services delivered under our collaboration arrangements. Additionally, prior to initial regulatory approval, if any, costs relating to production of products are expensed as research and development expenses in the period incurred. If pre-launch products are sold, the respective product gross margin may be higher compared to the expected recurring margin, as the underlying costs will not be included in cost of sales as they will have been recognized in research and development expense in the period incurred.

We expense research and development expenses as incurred. We recognize costs for certain development activities, such as preclinical studies and clinical trials, based on an evaluation of the progress to completion of specific tasks. We use information provided to us by our vendors such as patient enrollment or clinical site activations for services received and efforts expended. We expect to incur significant expenses related to such second-generation vaccine candidates. But, as we and GSK agreed to equally share the development costs for GSK COVID products, our current level of research and development expenses will not continue to increase in the level as it did from 2020 to 2021. Once we conclude our research and development efforts related to a selected second-generation vaccine candidate, we expect that our research and development expenses shall be consistent with our past trends before the COVID-19 pandemic, but we may find it necessary to continue such current trend with respect to our research and developments expenses or we may continue to increase further our research and development expenses. For example, we may continue to increase our research and development expenses for future research and development related to the next generations of our COVID-19 vaccine candidates, such as for our second-generation COVID-19 vaccine candidates or may pursue new indications with our technology platform.

General and Administrative Expenses

General and administrative expenses generally include wages and salaries, share-based compensation, fringe benefits and other personnel costs of our senior management and administrative personnel, costs for professional services, including legal, audit and consulting services and costs of facilities and office expenses.

Results of Operations

Comparison of the Nine Months Ended September 30, 2022 to the Nine Months Ended September 30, 2023

We have based the following discussion of our financial condition and results of operations on our unaudited interim condensed consolidated financial statements for the nine months ended September 30, 2022 and 2023 and the notes thereto, included elsewhere in this Report of Foreign Private Issuer on Form 6-K.

Our historical results for the nine months ended September 30, 2022 and 2023 are not necessarily indicative of results to be expected for a full year or any other interim period.

The following table summarizes our consolidated results of operations for the nine months ended September 30, 2022 and 2023:

	For the Nine Months Ended
	September 30,
	2022	2023

(in thousands of euros, except per share data)	(unaudited)
Statement of Operations and Comprehensive Income (Loss) Data:
Revenue	55,731	31,191
Cost of sales	(103,992)	(70,770)
Selling and distribution expenses	(1,825)	(3,172)
Research and development expenses	(34,934)	(82,363)
General and administrative expenses	(78,019)	(64,106)
Other operating income	35,901	4,365
Other operating expenses	(809)	(1,337)
Operating loss	(127,947)	(186,193)
Finance income	10,619	19,531
Finance expenses	(3,077)	(6,819)
Loss before income tax	(120,405)	(173,481)
Income tax benefit (expense)	160	(33)
Net loss	(120,245)	(173,514)
Other comprehensive income/loss:
Items that may be subsequently reclassified to profit or loss
Foreign currency adjustments	(364)	(14)
Total comprehensive loss	(120,609)	(173,528)
Net loss per share (basic and diluted)	(0.64)	(0.79)

Revenue

Revenue was €31.2 million for the nine months ended September 30, 2023, representing a decrease of €24.5 million, or 44%, from €55.7 million for the nine months ended September 30, 2022. The decrease was primarily driven by lower sales to GSK due to changes in the timeline of certain projects. In total, revenue of €28.7 million was recognized through the collaboration with GSK for the nine months ended September 30, 2023.

Cost of Sales

Cost of sales was €70.8 million for the nine months ended September 30, 2023, representing a decrease of €33.2 million, or 32%, from €104.0 million for the nine months ended September 30, 2022. The decrease was primarily attributable to a decrease in write-offs of raw materials, which were in prior periods procured for manufacturing products to sell to GSK. Personnel expenses increased mainly due to increased workforce.

	For the Nine Months Ended
	September 30,
	2022	2023

(in thousands of euros)	(unaudited)
Personnel	(19,076)	(26,737)
Materials	(48,962)	(20,550)
Third party services	(24,030)	(16,827)
Maintenance and lease	(1,479)	(1,802)
Amortization, depreciation and derecognition	(9,757)	(3,271)
Other	(688)	(1,582)
Total	(103,992)	(70,770)

Selling and Distribution Expenses

Selling and distribution expenses were €3.2 million for the nine months ended September 30, 2023, representing an increase of €1.4 million, or 74%, from €1.8 million for the nine months ended September 30, 2022. The increase was primarily attributable to higher personnel expenses due to an increased business development workforce.

	For the Nine Months Ended
	September 30,
	2022	2023

(in thousands of euros)	(unaudited)
Personnel	(1,467)	(2,812)
Amortization and depreciation	(38)	(18)
Other	(320)	(342)
Total	(1,825)	(3,172)

Research and Development Expenses

Research and development costs were €82.4 million for the nine months ended September 30, 2023, representing an increase of €47.5 million, or 136%, from €34.9 million for the nine months ended September 30, 2022. The increase was primarily attributable to prior year impacts caused by (i) the reversal of provision for onerous contracts in the amount of €36.8 million as a result of more participants leaving the clinical trials, prior to completion, than originally estimated; and (ii) renegotiations of contracts with CROs. Additionally, a net gain for a change of estimate in the contract termination provisions resulted primarily from GSK taking over, from the Group, committed capacity at CMO. Personnel expenses increased mainly due to increased workforce and the acquisition of Frame Pharmaceuticals. Additionally, share-based payment expense was higher compared to prior year period.

	For the Nine Months Ended
	September 30,
	2022	2023

(in thousands of euros)	(unaudited)
Materials	(29,618)	(12,999)
Personnel	(24,326)	(35,335)
Amortization and depreciation	(3,866)	(5,325)
Patents and fees to register a legal right	(2,536)	(4,049)
Third party services	28,525	(17,586)
Maintenance and lease	(789)	(5,260)
Other	(2,324)	(1,809)
Total	(34,934)	(82,363)

The following table reflects our research and development costs for each of our programs for the nine months ended September 30, 2022 and 2023:

	For the Nine Months Ended
	September 30,
	2022	2023

(in thousands of euros)	(unaudited)
Key Programs (CV8102, CVGBM, CV7202, CV2CoV and CVnCoV)
CV8102	(2,278)	(1,188)
CVGBM	(815)	(2,904)
CV7202	(187)	(19)
Second Generation Covid (CV2CoV and CV0501)	(18,067)	(12,262)
CVnCoV	33,688	4,149
Other Research and Development Programs	(6,925)	(13,587)
Unallocated costs(1)	(40,349)	(56,552)
Total	(34,934)	(82,363)

(1)	Unallocated costs primarily consist of costs associated with personnel expenses, patents and fees to register a legal right, amortization and depreciation, maintenance and lease expenses, certain third-party service expenses and certain material expenses.

We expect that our research and development expenses will constitute the most substantial part of our expenses in future periods in line with the advance and expansion of the development of our product candidates.

Considering that, our research and development expenses primarily relate to the following key programs:

●	For SARS-CoV-2, our modified mRNA vaccine candidate CV0501, is a monovalent construct developed in collaboration with GSK. A Phase 1 study was initiated in August 2022. We reported positive preliminary data in early 2023. The study was completed in 2023 and was followed by a Phase 2 study, initiated on August 1, 2023, assessing updated monovalent (CV0601) and bivalent (CV0701) vaccine candidates designed to target the Omicron BA.4-5 variant or a combination of the Omicron BA.4-5 variant and the original SARS-CoV-2 strain.
●	In our oncology therapeutic area, we work on novel cancer vaccine candidates based on differentiated antigen discovery technologies and bioinformatics to target antigens that are overexpressed in tumor tissues with no or little expression in healthy tissues. Within this strategy, we follow two approaches. The first approach assesses tumor antigens shared across different cancer indications for the development of off-the-shelf cancer vaccines. The second approach is tailored to the individual tumor setup of a patient for personalized therapy. We plan to advance new antigens for both approaches based on our second-generation mRNA backbone.
●	Our oncology program, CVGBM, is a single mRNA construct based on our second-generation mRNA backbone, encoding eight epitopes from known tumor associated antigens with demonstrated relevance in glioblastoma. It is currently being tested in a Phase 1 study to assess safety and tolerability as a monotherapy in patients with newly diagnosed and surgically resected MGMT-unmethylated glioblastoma or astrocytoma with a molecular signature of glioblastoma. The study consists of two parts, a dose-escalation part (Part A) and a dose-expansion part (Part B). In the currently ongoing Part A, patients receive a total of seven intramuscular administrations of CVGBM at escalating doses in the range of 12µg to 100µg.
●	Our oncology program, CV8102, has completed a Phase 1 dose escalating clinical trial for four types of solid tumors as a monotherapy and in combination with anti-PD-1 and an expansion of the Phase 1 study to confirm the safety, tolerability and efficacy of CV8102 at a 600μg dose. In the context of our strategic focus on the development of novel mRNA-based cancer vaccines, current and upcoming clinical developments will provide the basis for any potential integration of CV8102 into this priority program as a strong immune-modulatory adjunct. Clinical development of CV8102 will only be considered in combination with a defined mRNA cancer vaccine.
●	Our vaccine program, CV7202, which has completed a Phase 1 clinical trial as a vaccine candidate for rabies.

General and Administrative Expenses

General and administrative expenses were €64.1 million for the nine months ended September 30, 2023, representing a decrease of €13.9 million, or 18%, from €78.0 million for the nine months ended September 30, 2022. The decrease was primarily attributable to lower personnel expenses due to lower workforce in the corporate service functions and due to lower other expenses.

	For the Nine Months Ended
	September 30,
	2022	2023

(in thousands of euros)	(unaudited)
Personnel	(27,971)	(22,470)
Maintenance and lease costs	(4,614)	(3,212)
Third party services	(19,607)	(19,380)
Legal and other professional services	(7,215)	(7,410)
Amortization and depreciation	(9,444)	(9,294)
Other	(9,168)	(2,341)
Total	(78,019)	(64,106)

Other Operating Income

Other operating income was €4.4 million for the nine months ended September 30, 2023, representing a decrease of €31.5 million, or 88%, from €35.9 million for the nine months ended September 30, 2022. The decrease was primarily attributable to the impacts of the amendments to the 2020 GSK Agreement and the GSK Covid Agreement, under which CureVac was entitled to further compensation by GSK for set-up activities undertaken by CureVac (€20.5 million) and for reimbursement of prepayments (€12.0 million) in prior year period.

Other Operating Expense

Other operating expense was €1.3 million for the nine months ended September 30, 2023, representing an increase of €0.5 million, or 65%, from €0.8 million for the nine months ended September 30, 2022. Other operating expense related primarily to compensation expense of our Supervisory Board.

Finance Income

Finance income was €19.5 million for the nine months ended September 30, 2023, representing an increase of €8.9 million, or 84%, from €10.6 million for the nine months ended September 30, 2022. The increase was primarily attributable to interest income on cash investments.

Finance Expenses

Finance expenses were €6.8 million for the nine months ended September 30, 2023, representing an increase of €3.7 million, or 122%, from €3.1 million for the nine months ended September 30, 2022. The increase was primarily attributable to higher foreign exchange losses and prior year period impacted by negative interest on cash.

Income Tax (Expense)

An income tax expense of €33 thousand was generated for the nine months ended September 30, 2023, representing an increase of €193 thousand, from an income tax benefit of €160 thousand generated for the nine months ended September 30, 2022. The increase to an expense was primarily attributable to the income tax expense of CureVac Swiss AG and CureVac Belgium S.A.

Liquidity and Capital Resources

Our financial condition and liquidity are and will continue to be influenced by a variety of factors, including:

●	our ability to generate cash flows from our operations;

●	future indebtedness and the interest we are obligated to pay on this indebtedness;
●	the availability of public and private debt and equity financing;
●	changes in exchange rates which will impact our generation of cash flows from operations when measured in euros; and
●	our capital expenditure requirements.

Overview

Since inception, we have incurred significant operating losses. For the nine months ended September 30, 2022 and 2023, we incurred net losses of €120.2 million and €173.5 million, respectively. To date, we have financed our operations primarily through the IPO in August 2020, the public offering in February 2021, private placements of equity securities, issuance of convertible debt, grants from government agencies and similar bodies and payments for collaborative research and development services. Our cash and cash equivalents as of September 30, 2023 were €464.1 million. Our primary cash needs are to fund our non-clinical and clinical development programs, for working capital requirements and for capital expenditures. We believe our existing cash, cash equivalents, borrowings available to us, receipts from grants and short-term investments will enable us to fund our operating expenses and capital expenditure requirements at least through the middle of 2025. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect.

In February 2023, we sold an additional 27,027,028 common shares in an underwritten public offering at an offering price of $9.25 per share raising $234.2 million in net proceeds, after deducting underwriting discounts and commissions and offering expenses payable by us.

In September 2021, we entered into a sales agreement, the Open Sale Agreement, with Jefferies LLC and SVB Securities LLC, as sales agents, to establish an at-the-market offering program (“ATM Program”), pursuant to which we may sell, from time to time, ordinary shares for aggregate gross proceeds of up to $600.0 million. For the nine months ended September 30, 2023, we issued 1,748,218 common shares through the ATM Program and the remaining value authorized for sale under the ATM Program is $497.5 million.

Comparative Cash Flows

Comparison of the nine months ended September 30, 2022 and 2023

The following table summarizes our cash flows from operating, investing and financing activities for the periods indicated:

	For the Nine Months Ended
	September 30,
	2022	2023

	(in thousands of euros)
	(unaudited)
Net cash flow from (used in):
Operating activities	(237,091)	(224,282)
Investing activities	(72,559)	(40,791)
Financing activities	29,873	232,302
Effect of currency translation gains on cash and cash equivalents	9,178	1,118
Overall cash inflow	(270,599)	(31,653)

Operating Activities

Net cash used in operating activities for the nine months ended September 30, 2023 was €224.3 million as compared to net cash used in operating activities of €237.1 million for the nine months ended September 30, 2022. The decrease in net cash in operating activities was primarily attributable to less payments for service agreements with Contract Manufacturing Organizations and raw material suppliers.

Investing Activities

Net cash used in investing activities for the nine months ended September 30, 2023 was €40.8 million as compared to net cash used in investing activities of €72.6 million for the nine months ended September 30, 2022. The change in cash flows from investing activities was primarily attributable to decreased purchases of property, plant and equipment for manufacturing facilities and intangible assets.

Financing Activities

Net cash provided by financing activities was €232.3 million for the nine months ended September 30, 2023 as compared to cash provided by financing activities of €29.9 million for the nine months ended September 30, 2022. The increase in cash flow provided by financing activities was mainly attributable to the raising of cash in the follow-on underwritten public offering conducted in February 2023.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources, except for those noncancellable contractual obligations from certain of our arrangements with contract manufacturing organizations disclosed in “Liquidity and Capital Resources” and “Contractual Obligations and Commitments.”

Safe Harbor

See “Forward-Looking Statements.”

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards, or the IFRS, as issued by the International Accounting Standards Board, or IASB. Some of the accounting methods and policies used in preparing the financial statements under IFRS are based on complex and subjective assessments by our management or on estimates based on past experience and assumptions deemed realistic and reasonable based on the circumstances concerned. The actual value of our assets, liabilities and shareholders’ equity and of our earnings could differ from the value derived from these estimates if conditions changed and these changes had an impact on the assumptions adopted.

Our significant accounting policies that we believe to be critical to the judgments and estimates used in the preparation of our financial statements are included in “note 2 — Significant accounting policies” and “note 10 — Share-based payments” to our consolidated financial statements included in the Annual Report.

Recent Accounting Pronouncements

We have applied, in our audited consolidated financial statements for the year ended December 31, 2022, new standards and amendments as issued by IASB and that are mandatory as of January 1, 2022. See note 2 to our audited consolidated financial statements included in the Annual Report.

We have applied, in our unaudited interim condensed consolidated financial statements for the nine months ended September 30, 2023, new standards and amendments as issued by IASB and as issued by IASB and that are mandatory as of January 1, 2022. See note 2 to our unaudited interim condensed consolidated financial statements included elsewhere in this Report of Foreign Private Issuer on Form 6-K for further information on these new standards and amendments.